UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 24 August 2022, London UK - LSE announcement

GSK Board changes

●     Elizabeth (Liz) McKee Anderson to join the Board as Non-Executive Director
●     Appointment follows announcement that Dr Laurie Glimcher will retire from the Board in October 2022

GSK plc (LSE/NYSE: GSK) has today announced that Elizabeth (Liz) McKee Anderson will join the Board of the Company as a Non-Executive Director with effect from 1 September 2022.

Liz brings significant experience in commercial biopharmaceuticals and is a seasoned biotech board member. She previously served as Worldwide Vice President and commercial leader in infectious diseases and vaccines and also for immunology and oncology at Janssen Pharmaceuticals, and as Vice President and General Manager at Wyeth Vaccines. Liz is currently a Board member of; BioMarin Pharmaceuticals, Revolution Medicines, Inc., Insmed, Inc., and Aro Biotherapeutics Company. She was also previously a Board member of Bavarian Nordic A/S and of Huntsworth Plc. Liz also serves on the Board of Trustees of The Wistar Institute, a leading biomedical research organisation in the US.

Liz's appointment follows the announcement in July 2022, that Dr Laurie Glimcher has advised the Company of her intention to retire from the Board on 13 October 2022 after over 5 years as a Non-Executive Director and designated Scientific and Medical Expert.

Commenting on the changes, Sir Jonathan Symonds, Chair of GSK, said: "I would like to express my sincere thanks to Laurie for her excellent contribution and commitment to GSK over a number of years. Through her expertise in scientific and medical innovation, and public health, Laurie has played a central role in the development of GSK's current strategy and successful transition to a focused biopharma company. We wish her well for the future."

"I am delighted to welcome Liz to GSK. Her significant experience in commercial biopharmaceuticals, both operationally and at Board level, as well as her deep understanding of the biotechnology sector will be invaluable to GSK as we begin our next chapter as a 100% focused biopharma company."

Notes:

1.   The appointment of Elizabeth McKee Anderson was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Committee conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms.  The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed, against an agreed set of criteria aligned to the Board's target skills matrix.

2. The Board has determined that Elizabeth McKee Anderson is an independent Non-Executive Director in accordance with the UK Corporate Governance Code.

3.   Ms McKee Anderson will receive the standard basic fee for a Non-Executive Director of £95,000 per annum. (Ms McKee Anderson will be required to build towards a share ownership requirement of GSK shares in accordance with the Company's shareholder approved Non-Executive remuneration policy).

4. Ms McKee Anderson has also been appointed a member of the Audit & Risk and Remuneration committees.
5. Ms McKee Anderson does not have a service contract. She has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6. There are no further disclosures to be made in respect of Ms McKee Anderson's appointment under Listing Rule 9.6.13R.
7. As of 1 September 2022 the Board of GSK will comprise:
Sir Jonathan Symonds	Non-Executive Chair
Emma Walmsley	Chief Executive Officer
Iain Mackay	Chief Financial Officer
Charles Bancroft	Senior Independent Non-Executive Director
Elizabeth McKee Anderson	Independent Non-Executive Director
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director
Dr Hal Dietz	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Dr Laurie Glimcher*	Independent Non-Executive Director
Urs Rohner	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

*Retires from the Board on 13 October 2022.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Simon Moore	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 24, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc